SEC FILE NUMBER 000-10815
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CRS

For Period Ended: October 3, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Unified Grocers, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Sheila Street

Address of Principal Executive Office (Street and Number)

Commerce, CA 90040

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unified Grocers, Inc. (referred to herein as the “Company,” “we,” or “our”) is unable to file its Annual Report on Form 10-K for the fiscal year ended October 3, 2015 (the “Annual Report”) within the prescribed time period for the following reason:

As previously announced, the Audit Committee of the Company, with the assistance of independent legal counsel, has conducted an investigation of issues relating to the setting of case reserves and management of claims by the Company’s insurance subsidiaries and related matters (“Insurance Investigation”). The Company is currently evaluating what impact, if any, the findings from the Insurance Investigation will have on the Company’s 2015 consolidated financial statements, 2014 consolidated financial statements, any consolidated financial statements previously filed, or the Company’s assessment of its disclosure controls and procedures or internal control over financial reporting. As previously announced, Deloitte & Touche LLP withdrew their opinion from their previously issued 2012 audit report on the statutory basis financial statements of Springfield Insurance Company (“Springfield”), a wholly-owned subsidiary of the Company. Springfield engaged a new auditor and completed the necessary reports. As described in Part IV below, on October 7, 2015, the Company sold its insurance subsidiaries to AmTrust Financial Services, Inc.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael F. Henn	323	264-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended September 27, 2014; Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2014; Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2015; Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2015.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for its fifty-three weeks ended October 3, 2015 (the “2015 fiscal year”) and reflected by the earnings statements to be included in the Annual Report will show changes as described below from the results of operations for the corresponding fifty-two weeks ended September 27, 2014 (the “2014 fiscal year”).

The Company achieved increases in both gross billings and net sales for the 2015 fiscal year compared to the 2014 fiscal year, with the increase in gross billings totaling $278.7 million or 7.2%, and the increase in net sales totaling $274.1 million or 7.3%. The growth in sales for the 2015 fiscal year compared to the 2014 fiscal year was achieved through the addition of new customers and higher sales to continuing customers (including the Haggen and Raley’s Supermarkets business discussed below), the addition of a 53rd week and commodity price inflation in perishable products during the first half of our 2015 fiscal year, which were partially offset by the loss of sales due to store closures of existing customers.

Distribution, selling and administrative expenses (net of depreciation and amortization) increased $9.5 million for the 2015 fiscal year compared to the 2014 fiscal year. This increase was primarily due to costs associated with the sales increase and costs incurred in preparing for the new business with Haggen, partially offset by reduced employee pension and postretirement benefit expenses and general improvements in other expenses.

Operating income decreased $15.7 million for the 2015 fiscal year compared to the 2014 fiscal year primarily due to reduced margins in both the perishable and non-perishable product lines as the Company continued to experience a shift in sales mix towards sales to larger customers that tend to have reduced margins resulting from their higher purchase volume. The Company experienced increased operating costs beginning in the second quarter of the 2015 fiscal year as we began servicing the new business from Haggen. These costs included reconfiguring our facilities to accommodate increased itemization, as well as increased staffing and outside storage expenses. The Company also incurred additional costs in the fourth quarter of the 2015 fiscal year to re-adjust its facilities and personnel as Haggen began to exit the acquired stores.

Estimated patronage dividends consist of the patronage activities from the Southern California Dairy Division and the Pacific Northwest Dairy Division. The Southern California Dairy Division experienced lower patronage earnings due to reduced margins and higher operating expenses for the comparable 2015 and 2014 fiscal years.

The Company recorded tax valuation allowances of approximately $9.9 million in the 2015 fiscal year and $9.7 million in the 2014 fiscal year.

The Company also refinanced its debt during its first fiscal quarter ended December 27, 2014 and recorded a loss on early extinguishment of debt in connection with the prepayment of the Company’s higher rate senior secured notes. See Item 1.01. “Entry into a Material Definitive Agreement – Amendment and Restatement of Credit Facility” of the Company’s Current Report on Form 8-K, filed on December 19, 2014, for additional information. On December 28, 2015, the Company received consent from Wells Fargo Bank, National Association, as administrative agent, and the other lenders party to the Company’s Amended and Restated Credit Agreement dated as of June 28, 2013, as amended by the First Amendment and Consent dated as of June 27, 2014 and as further amended by the Second Amendment, Consent and Lender Joinder dated as of December 18, 2014 and the Consent dated as of June 26, 2015 (as so amended, the “Credit Agreement”), to extend the due date of the covenant requirement to deliver consolidated audited financial statements of the Company and certain certificates and information required to be delivered with the financial statements to June 30, 2016, and to extend the deadline for delivery of annual financial projections required pursuant to the Credit Agreement to January 31, 2016. On December 28, 2015, the Company’s wholly-owned subsidiary, Grocers Capital Company, received consent from California Bank & Trust, as arranger and administrative agent for the Amended and Restated Loan and Security Agreement, dated as of September 26, 2014 as amended by Amendment Number One dated as of June 26, 2015, to extend the due date of the covenant requirement to deliver consolidated audited financial statements of the Company, which is currently December 31, 2015, to June 30, 2016. See Item 1.01. “Entry into a Material Definitive Agreement – Amendment of Amended and Restated Credit Agreement” and “– Grocers Capital Company Amended and Restated Loan and Security Agreement” of the Company’s Current Report on Form 8-K, filed on December 29, 2015, for additional information.

Availability under the revolving credit agreement was approximately $141.0 million at the end of the 2015 fiscal year.

In the second quarter of fiscal 2015, the Company began selling to the first of the 146 converted stores which Haggen, a member, acquired as part of the Albertson’s LLC and Safeway, Inc. merger (see Item 8.01. “Other Events” of the Company’s Current Report on Form 8-K, filed on December 19, 2014, for additional information). At its peak, the Company’s average weekly product shipments to Haggen reached approximately $12 million. The Company also began selling general merchandise, health, beauty and wellness products to Raley’s Supermarkets (“Raley’s”), pursuant to a five-year supply agreement, and other customers from a Stockton, California facility subleased by the Company from Raley’s for a five-year period.

On September 8, 2015, Haggen and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”).

Prior to Haggen’s bankruptcy filing, the Company terminated its product supply agreement with Haggen. On October 6, 2015, the Company entered into a trade arrangement with Haggen, pursuant to which the Company agreed to continue to supply Haggen with merchandise during Haggen’s bankruptcy case, pursuant to certain terms, in exchange for Haggen making certain critical trade payments to the Company to reduce our prepetition claim balance against Haggen. After application of these critical trade payments, the balance of our prepetition claim for goods supplied to Haggen of $6 million will be afforded administrative expense priority under section 503(b)(9) of the Bankruptcy Code, which the Company believes will be fully paid. Effective November 21, 2015, the Company is no longer supplying product to Haggen’s California, Arizona and Nevada stores. While the Company is continuing to supply Haggen’s Washington and Oregon stores with product during Haggen’s bankruptcy case, the Company cannot currently determine the number of stores that may be supplied upon completion of Haggen’s sale process or the duration of any such supply arrangement. Product that the Company supplies to Haggen during Haggen’s bankruptcy case will be afforded administrative expense priority under the Bankruptcy Code, which the Company believes will be fully paid.

See Item 7.01. “Regulation FD Disclosure” of the Company’s Current Report on Form 8-K, filed on September 17, 2015, for additional information.

The Company anticipates that the results of operations for fiscal 2015 and fiscal 2014 will include the following:

Selected Consolidated Statement of Earnings (Loss) Items (unaudited)

(dollars in thousands)	For the 53 and 52 Weeks Ended
	October 3, 2015	September 27, 2014
Wholesale distribution: Gross billings	$4,144,641	$3,865,966

Net sales	$4,027,620	$3,753,560

Distribution, selling & administrative expenses (net of depreciation & amortization)	247,755	238,266
Depreciation & amortization	29,575	26,722
Operating income	5,955	21,675
Interest expense	9,978	11,197
Loss on early extinguishment of debt	3,200	—
(Loss) earnings before estimated patronage dividends and income taxes	(7,223)	10,478
Estimated patronage dividends	(7,234)	(9,395)
Net loss from continuing operations	(12,094)	(425)
Net loss from discontinued operations	(19,441)	(4,981)
Net loss	$(31,535)	$(5,406)

Results of Operations by Segment (unaudited)

(dollars in thousands)	For the 53 and 52 Weeks Ended
	October 3, 2015	September 27, 2014
Wholesale distribution	$5,494	$21,665
All other	461	10

Operating income	$5,955	$21,675

On October 7, 2015 (the “Closing Date”), the Company completed the sale, at a discount, of all of the outstanding shares of the Company’s wholly owned subsidiary, Unified Grocers Insurance Services (the “Agency”), to AmTrust Financial Services, Inc. (“AmTrust”) pursuant to the terms of a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into by and between the Company and AmTrust on April 16, 2015. The Agency owns all of the outstanding shares of the capital stock of Springfield Insurance Company and Springfield Insurance Company Limited (Bermuda), collectively with the Agency, the “Acquired Companies”.

The estimated purchase price received for the Acquired Companies was $26.2 million in cash proceeds, representing an agreed-upon discount to the Tangible Book Value (“TBV”), which was calculated as defined in the Stock Purchase Agreement. Within 90 days after the Closing Date, AmTrust will deliver to the Company a closing statement including its calculation of the Closing Date TBV, and once that closing statement has been finalized in accordance with the procedures in the Stock Purchase Agreement, the final purchase price will be adjusted to reflect any difference between the estimated TBV and the final TBV. The Company utilized the net proceeds of this transaction to repay certain indebtedness.

The Company incurred an estimated net loss of $19.4 million in conjunction with the sale of the Acquired Companies at the Closing Date, including an estimated net operating loss from discontinued operations of $2.4 million in addition to $6.0 million of estimated charges related to the sale, primarily comprised of costs incurred by the Company directly attributable to the Insurance Investigation and to the preparation and consummation of the sale of the Acquired Companies to AmTrust. The Company’s estimated net loss on sale resulted in a reduction of approximately $45 per share to its exchange value.

See Item 2.01. “Completion of Acquisition or Disposition of Assets” and Item 2.05. “Costs Associated With Exit or Disposal Activities” of the Company’s Current Report on Form 8-K, filed on October 14, 2015, and Item 1.01. “Entry into a Material Definitive Agreement,” including Exhibit 99.1, “Stock Purchase Agreement by and between Unified Grocers, Inc. and AmTrust Financial Services, Inc. dated as of April 16, 2015” thereto, of the Company’s Current Report on Form 8-K, filed on April 22, 2015, for additional information.

The foregoing information is preliminary and unaudited and may be subject to change in the Annual Report when filed, including, without limitation, as a result of the Insurance Investigation described above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning the possible outcome of the Insurance Investigation, Haggen’s bankruptcy filings, Haggen’s relationship to the Company and possible results of operations for the 2015 fiscal year and the 2014 fiscal year. Forward-looking statements often include words such as “believe,” “expect,” “project,” “potential,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that such expectations will be achieved, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors, including the results of the Insurance Investigation, the ability of the Company to remediate any material weakness in its internal control over financial reporting and disclosure controls and procedures, the final sales price adjustments related to the sale of the insurance subsidiaries, the outcome of the Haggen bankruptcy process, changes in Haggen’s relationship to the Company, changes in Haggen or the Company’s business and other factors disclosed from time to time in the Company’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date hereof. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Unified Grocers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2015	By: /s/ Michael F. Henn
Michael F. Henn
Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

5